Hamilton National Income Trust, Inc.

c/o The Lightstone Group

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

March 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	Hamilton National Income Trust, Inc.

Offering Statement on Form 1-A

Filed February 9, 2016

File No. 024-10508

Dear Mr. Kluck:

Hamilton National Income Trust, Inc. (the “Company”), is hereby responding to the comments received telephonically on February 12, 2016, from Rochelle Plesset of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), regarding the Company’s Offering Statement on Form 1-A, as amended, and filed with the Commission on February 9, 2016 (the “Offering Statement”).

For ease of reference, set forth below are the comments of the Staff with respect to the Offering Statement. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Offering Statement unless defined herein.

1.	The Staff noted that the Company’s advisor, Hamilton National Income Trust LLC is not registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Staff requested an explanation detailing why the advisor to the Company does not plan to register as an “investment adviser” as defined in the Advisers Act.

The Company believes that the advisor to the Company does not need to register as an investment adviser with the Commission for the following reasons.

A person or firm is required to register with the SEC if he or it is:

•	an “investment adviser” under Section 202(a)(11) of the Advisers Act;

Securities and Exchange Commission

•	not excepted from the definition of investment adviser by the Advisers Act;
•	not exempt from Commission registration under the Advisers Act; and
•	not prohibited from Commission registration by the Advisers Act.

Section 202(a)(11) of the Advisers Act defines an investment adviser as any person or firm that:  (1) for compensation; (2) is engaged in the business of; (3) providing advice to others or issuing reports or analyses regarding securities (emphasis added). A person must satisfy all three elements to fall within the definition of “investment adviser”.

A firm that falls within the definition of “investment adviser” (and is not eligible for one of the exclusions) must register under the Advisers Act, unless it (i) is prohibited from registering under the Advisers Act because it is a smaller firm regulated by one or more of the states or (ii) qualifies for an exception from the Adviser Act’s registration requirement.  Advisers with less than $25 million of regulatory assets under management are regulated by one or more states unless the state in which the adviser has its principal office and place of business has not enacted a statute regulating advisers.  Thus, only a small adviser with its principal office and place of business in Wyoming (which has not enacted a statute regulating advisers) may register with the SEC.

The Company will be organized as a holding company that conducts its businesses primarily through wholly-owned subsidiaries.  In pursuing this investment structure, the Company believes that it will not engage primarily, or hold itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities.  Rather, through its wholly-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of its subsidiaries.

Accordingly, the advisor to the Company will not provide advice to the Company regarding securities, and therefore will not meet the definition of “investment adviser” under Section 202(a)(11) of the Advisers Act.

2.	The Staff noted that the Company discloses that it may invest in preferred equity interests as part of its portfolio of real estate-related investments. The Staff also noted that the Company discloses that certain subsidiaries that it may form may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as an exemption from registration under the Investment Company Act. The Staff requested additional disclosure describing how the Company will treat the investments in preferred equity interests made by its subsidiaries in order to maintain the exemption provided by Section 3(c)(5)(C) of the Investment Company Act.

As previously discussed with the Staff, the Company intends to treat any investments in preferred equity interests as investments in real estate-related assets in order to comply with Section 3(c)(5)(C) of the Investment Company Act. In response to this Comment, the Company hereby undertakes to include in future filings, disclosure indicating that any investments in preferred equity interests will be treated as investments in real estate-related assets. Please see Appendix A for changed pages with the revised disclosure the Company intends to include in the next filing of the Offering Statement.

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Securities and Exchange Commission

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (732) 987-8678 with any questions regarding the contents of this letter or the Amended Offering Statement.

Very truly yours,

/s/ Joseph E. Teichman

Joseph E. Teichman

General Counsel and Secretary

cc:	John D. Hogoboom

Jonathan Rabinow

Appendix A